Xenith Bankshares, Inc.

One James Center

901 E. Cary Street, Suite 1700

Richmond, Virginia 23219

January 7, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Chris Harley
Reviewing Accountant
Division of Corporation Finance

Xenith Bankshares, Inc.

Item 4.01 Form 8-K Filed December 29, 2009

File No. 000-53380

Dear Mr. Harley:

Set forth below are the responses of Xenith Bankshares, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 4, 2010 (the “Comment Letter”), with respect to the Company’s Form 8-K filed with the Commission on December 29, 2009 (the “Form 8-K”).

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 8-K Filed December 29, 2009

Item 4.01 Changes in Registrant’s Certifying Accountants

(a)	Dismissal of E&Y

1. Reference is made to the third paragraph of your disclosure. Please amend your filing to provide the disclosure required by Item 304(a)(1)(iv) to state whether during your two most recent fiscal years and any subsequent interim period preceding such resignation (i.e. during the period from February 19, 2008 (inception) to December 31, 2008 and the subsequent interim period through December 22, 2009) before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Response:

The Company acknowledges the Staff’s comment. On the date hereof, the Company filed Amendment No. 1 to the Form 8-K to include the disclosure required by Item 304(a)(1)(iv) of Regulation S-K with respect to Ernst & Young LLP (“E&Y”) for the period from February 19, 2008 (inception) to December 31, 2008 and the subsequent interim period through December 22, 2009 (the date that E&Y was dismissed by the Company).

Item 9.01 Financial Statements and Exhibits

Exhibit 16.1 Letter, dated December 22, 2009, from Ernst & Young LLP to the SEC

2. In the amended Form 8-K please include a new letter from the former accounting firm addressing the revised disclosures.

Response:

The Company acknowledges the Staff’s comment. Amendment No. 1 to the Form 8-K includes as Exhibit 16.2 a new letter from E&Y, dated January 7, 2010, addressing the revised disclosure.

* * * *

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with this filing and the Company’s disclosure obligations. Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 433-2209 or, in my absence, W. Lake Taylor, Jr. of Hunton & Williams LLP at (804) 788-8563.

Very truly yours,

/s/ Thomas W. Osgood

Thomas W. Osgood
Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer

cc:	T. Gaylon Layfield, III, President and Chief Executive Officer, Xenith Bankshares, Inc.
W. Lake Taylor, Jr., Esq., Hunton & Williams LLP